

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 5, 2019

Brian Dow
Chief Financial Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

   **Re: Pulse Biosciences, Inc.**
     **Form 10-K for the Year Ended December 31, 2018**
     **Filed March 14, 2019**
     **Form 10-Q for the Quarterly Period Ended June 30, 2019**
     **Filed August 8, 2019**
     **File No. 001-37744**

Dear Mr. Dow:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 6. Exhibits
Exhibits 31.1 and 31.2, page 55

1.  We note that the certifications provided do not include the language relating your internal control over financial reporting in paragraph 4 and do not include paragraph 4(b) in its entirety, although you are now beyond the transition period that allows this omission. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2019.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202)-551-3639 or  Martin James, Senior Assistant Chief Accountant, at (202)-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery